

Mail Stop 3010   January 5, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
89 West Chicago Street
Coldwater, MI 49036

     Re: Klein Retail Centers, Inc.
             Amendment No. 4 to Form S-11
             Filed December 9, 2009
             File No. 333-157962

Dear Mr. Klein:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please note that the page numbers included below are references to the pages in your EDGAR filing.

Prospectus Cover Page

1.   We note that you have revised your disclosure on your cover page. You now state that the filing will end 180 days following the date of the prospectus at the latest. You also state that the offering will terminate two years following the date of the prospectus. Please clarify whether the offering may be extended beyond 180 days. If not, please clarify that the offering will terminate 180 days following the date of the prospectus. Please make similar revisions to your disclosure on page 13.

2.   We note your response to comment 2 of our letter dated November 6, 2009; however, we continue to believe that highlighting the broker-dealer at the bottom of the cover page is only appropriate for a firm commitment offering. Please remove the reference to Freedom Investors Corp. from the bottom of the cover page.

Tenants, page 16

3.   Please revise to identify each of your major tenants. In addition to Dollar Tree, we note disclosure under "Results of Operations" indicating that Fashion Bug also accounted for 21% of your rental revenue for the nine months ended September 30, 2009. Refer to Item 101(h) of Regulation S-K.

Plan of Operation, page 22

Agreement with Underwriter for Convertible Note Offering, page 28

4.   We note your response to comment 11 of our letter. We are unable to agree that filing the underwriting agreement for the promissory note offering would be confusing to investors. This agreement appears to be a material contract that should be filed pursuant to Item 601(b)(10) of Regulation S-K. Please file the agreement as an exhibit to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Discussion of Nine Months Ended September 30, 2008 and September 30, 2009, page 34

5.   Please revise your discussion of tenant reimbursements to describe all other costs and expenses reimbursed by tenants during the period. Your current disclosure refers to reimbursements in the amount of $42,178 for operating and maintenance costs, while your financial statements reflect total tenant expense reimbursements of $192,153 for the period ended September 30, 2009. Provide similar clarification in your discussion of other periods reported.

Financial Statements

Interim Period ended September 30, 2009

Note 6 – Stock Transactions, page 12

6.   We have read your response to comment 13 relating to the cancellation of shares issued to John Kiley for consulting services. We noted your assertion that these services were never performed, yet the issuance of these shares was recorded as expense in 2008. Further, it appears from your disclosures on page 34, page 12 of your interim financial statements, page 13 of your fiscal year financial statements, and page 49, that this transaction was recorded for $1 million, yet the cancellation of these shares was recorded for the par value only. Please explain to us why you recorded an expense in 2008 before actually receiving the consulting services, and your basis for reversing only the par value of the shares in 2009. Reference the applicable accounting literature that supports your treatment.

Exhibit 5.1

7.   We note that the legal opinion filed on October 9, 2009 refers to 710,430 shares of common stock offered by the selling stockholders. We also note that the number has been reduced in Amendment 4, which reflects only 685,430 shares to be offered by the selling shareholders. Please provide a revised opinion that reflects the actual number of shares being registered and sold in this offering.

*   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy, Esq. (*via facsimile*)
     Robert J. Philipp, Esq. (*via facsimile*)